UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Cabela’s Incorporated

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

126804 30 1 (CUSIP Number)

January 1, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 126804 30 1

Explanatory Note: This amendment to Schedule 13G is being filed as a result of a corporate restructuring that became effective as of January 1, 2007. As part of this restructuring, MGI Holdings, Inc. (formally known as McCarthy Group, Inc.,) (“MGI”) became a wholly-owned subsidiary of McCarthy Group, LLC (“MGL”). MGI and Michael R. McCarthy (“McCarthy”) have reported ownership of the Issuer securities reported on this amendment to Schedule 13G on a previous Schedule 13G. No Issuer securities were purchased, sold or transferred as a result of the corporate restructuring.

1	Name of Reporting Persons. I.R.S. Identification No. of above person (entities only).

Michael R. McCarthy
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization

U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power:

102,355 (1)
6 Shared Voting Power:

3,782,016 (2)
7 Sole Dispositive Power:

102,355 (1)
8 Shared Dispositive Power:

3,782,016 (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person

3,884,371 (1) (2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11	Percent of Class Represented by Amount in Row (9)

6.3% (1) (2)
12	Type of Reporting Person

IN

(1)	Includes 11,340 shares of common stock issuable upon exercise of stock options within 60 days of the date of .this filing.
(2)	Includes (a) 208,353 shares of common stock held by McCarthy Capital Corporation (“MCC”), (b) 1,003,226 shares of common stock held by Fulcrum Growth Partners, L.L.C. (“Fulcrum”), (c) 750,000 shares of common stock held by MGI Holdings, Inc. (“MGI”), and (d) 1,820,437 shares of non-voting common stock held by MGI, which are convertible into shares of common stock upon the option of MGI. Mr. McCarthy is Chairman of MGL. MGI, the managing member of Fulcrum, and MCC are wholly-owned subsidiaries of MGL, and as such Mr. McCarthy may be deemed to beneficially own such shares. Although Mr. McCarthy may be deemed the beneficial owner of these shares, he disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

CUSIP NO. 126804 30 1

1	Name of Reporting Persons. I.R.S. Identification No. of above person (entities only).

MGI Holdings, Inc. (“MGI”) 47-0697955
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization

Nebraska

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power:

2,570,437 (1)
6 Shared Voting Power:

1,003,226 (2)
7 Sole Dispositive Power:

2,570,437 (1)
8 Shared Dispositive Power:

1,003,226 (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person

3,573,663 (1) (2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11	Percent of Class Represented by Amount in Row (9)

5.8% (1) (2)
12	Type of Reporting Person

CO

(1)	Includes 1,820,437 shares of non-voting common stock held by MGI Holdings, Inc.. (“MGI”), which are convertible into shares of common stock upon the option of MGI.
(2)	Includes (a) 208,353 shares of common stock held by McCarthy Capital Corporation, an indirectly wholly-owned subsidiary of MGI, and (b) 1,003,226 shares of common stock held by Fulcrum Growth Partners, L.L.C., of which MGI is the managing member, and as such MGI may be deemed to beneficially own such shares.

CUSIP NO. 126804 30 1

1	Name of Reporting Persons. I.R.S. Identification No. of above person (entities only).

McCarthy Group, LLC. (“MGL”) 84-1720665
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization

Nebraska

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power:

0
6 Shared Voting Power:

3,782,016 (1)
7 Sole Dispositive Power:

0
8 Shared Dispositive Power:

3,782,016 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person

3,782,016(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11	Percent of Class Represented by Amount in Row (9)

6.2% (1)
12	Type of Reporting Person

CO

(1)	Includes (a) 208,353 shares of common stock held by McCarthy Capital Corporation, a wholly owned subsidiary of MGL, (b) 750,000 shares of common stock held by MGI Holdings, Inc. (“MGI”), a wholly owned subsidiary of MGL, (c) 1,820,437 shares of non-voting common stock held by MGI, which are convertible into shares of common stock upon the option of MGI and (d) 1,003,226 shares of common stock held by Fulcrum Growth Partners, L.L.C. (“Fulcrum”). MGI is the managing member of Fulcrum and as such may be deemed to beneficially own such shares.

Item 1.	a.	Name of Issuer:

Cabela’s Incorporated (the “Issuer”)

	b.	Address of Issuer’s Principal Executive Offices:

One Cabela Drive Sidney, NE 69160

Item 2.	a.	Name of Person Filing:

(1) Michael R. McCarthy (“McCarthy”)

(2) MGI Holdings, Inc. f/k/a McCarthy Group, Inc. (“MGI”);

(3) McCarthy Group, LLC (“MGL”)

	b.	Address of Principal Business Office:

(1) McCarthy: Michael R. McCarthy 1601 Dodge Street, Suite 3800 Omaha, NE 68102

(2) MGI: MGI Holdings, Inc. 1601 Dodge Street, Suite 3800 Omaha, NE 68102

(3) MGL: McCarthy Group, LLC 1601 Dodge Street, Suite 3800 Omaha, NE 68102

	c.	Citizenship:

(1) McCarthy: United States of America

(2) MGI: State of Nebraska, USA

(3) MGL: State of Delaware, USA

	d.	Title of Class of Securities:

Common Stock, par value $0.01

	e.	CUSIP Number:

126804 30 1

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a(n): N/A

	a.	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	b.	☐ Bank is defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	c.	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	d.	☐ Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8);

	e.	☐ Investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

	f.	☐ Employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

	g.	☐ Parent holding company or control person in accordance with section 240.13d-1(b)(ii)(G);

	h.	☐ Savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	i.	☐ Church plan is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	j.	☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

Item 4.	Ownership

	a.	Amount Beneficially Owned:

		(1)	McCarthy: 3,884,371. Includes (a) 11,340 shares of common stock issuable upon exercise of stock options within 60 days of the calendar year-end, (b) 208,353 shares of common stock held by McCarthy Capital Corporation (“MCC”), (c) 1,003,226 shares of common stock held by Fulcrum Growth Partners, L.L.C. (“Fulcrum”), (d) 750,000 shares of common stock held by MGI, and (e) 1,820,437 shares of non-voting common stock held by MGI, which are convertible into shares of common stock upon the option of MGI.

		(2)	MGI: 3,573,663. Includes (a) 1,820,437 shares of non-voting common stock held by MGI, which are convertible into shares of common stock upon the option of MGI and (b) 1,003,226 shares of common stock held by Fulcrum.

		(3)	MGL: 3,782,016. Includes (a) 208,353 shares of common stock held by McCarthy Capital Corporation, (b) 750,000 shares of common stock held by MGI, (c) 1,820,437 shares of non-voting common stock held by MGI, which are convertible into shares of common stock upon the option of MGI, and (d) 1,003,226 shares of common stock held by Fulcrum.

	b.	Percent of Class:

		(1)	McCarthy: 6.3%. Includes (a) 11,340 shares of common stock issuable upon exercise of stock options within 60 days of the date of this Schedule, (b) 208,353 shares of common stock held by MCC, (c) 1,003,226 shares of common stock held by Fulcrum, (d) 750,000 shares of common stock held by MGI, and (e) 1,820,437 shares of non-voting common stock held by MGI, which are convertible into shares of common stock upon the option of MGI.

		(2)	MGI: 5.8%. Includes (a) 1,820,437 shares of non-voting common stock held by MGI, which are convertible into shares of common stock upon the option of MGI and (b) 1,003,226 shares of common stock held by Fulcrum.

		(3)	MGL: 6.2% Includes (a) 208,353 shares of common stock held by McCarthy Capital Corporation, (b) 750,000 shares of common stock held by MGI, (c) 1,820,437 shares of non-voting common stock held by MGI, which are convertible into shares of common stock upon the option of MGI, and (d) 1,003,226 shares of common stock held by Fulcrum.

	c.	Number of shares as to which such person has:

		i.	Sole power to vote or to direct the vote:

(1) McCarthy: See Items 5-8 on page two of this Schedule 13G.

(2) MGI: See Items 5-8 on page three of this Schedule 13G.

(3) MGL: See Items 5-8 on page four of the Schedule 13G.

		ii.	Shared power to vote or to direct the vote:

(1) McCarthy: See Items 5-8 on page two of this Schedule 13G.

(2) MGI: See Items 5-8 on page three of this Schedule 13G.

(3) MGL: See Items 5-8 on page four of the Schedule 13G.

		iii.	Sole power to dispose or to direct the disposition of:

(1) McCarthy: See Items 5-8 on page two of this Schedule 13G.

(2) MGI: See Items 5-8 on page three of this Schedule 13G.

(3) MGL: See Items 5-8 on page four of the Schedule 13G.

		iv.	Shared power to direct the disposition of:

(1) McCarthy: See Items 5-8 on page two of this Schedule 13G.

(2) MGI: See Items 5-8 on page three of this Schedule 13G.

(3) MGL: See Items 5-8 on page four of the Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class

N/A

Item 6.

Ownership of More than Five Percent on Behalf of Another Person

Various persons other than as described in Item 4 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported herein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company N/A

Item 8.	Identification and Classification of Members of the Group N/A

Item 9.	Notice of Dissolution of Group N/A

Item 10.	Certification (see Rule 13-1(b) and (c)). N/A

Exhibits:

Exhibit 1:     Joint Filing Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 10, 2007

/s/ Michael R. McCarthy
Michael R. McCarthy

MGI HOLDINGS, INC.

By:	/s/ Michael R. McCarthy
Name:	Michael R. McCarthy
Title:	Chairman

McCARTHY GROUP, LLC.

By:	/s/ Michael R. McCarthy
Name:	Michael R. McCarthy
Title:	Chairman

Exhibit 99.1

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934 (the “Act”), the undersigned hereby agree to file jointly the Statement on Schedule 13G with respect to the securities of Cabela’s Incorporated, and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Act. It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate. It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13G, and any amendments thereto, filed on behalf of each of the parties hereto. In evidence thereof, the undersigned hereby execute this agreement as of the 10th day of January, 2007.

/s/ Michael R. McCarthy
Michael R. McCarthy

MGI HOLDINGS, INC.

By:	/s/ Michael R. McCarthy
Name:	Michael R. McCarthy
Title:	Chairman

McCARTHY GROUP, LLC.

By:	/s/ Michael R. McCarthy
Name:	Michael R. McCarthy
Title:	Chairman